October 15, 2013

Justin Dobbie

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted October 4, 2013

CIK No. 0001581804

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 11, 2011, with respect to Amendment No. 3 to Draft Registration Statement on Form F-1, CIK No. 0001581804, submitted to the Commission on October 4, 2013 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 3 to Draft Registration Statement on Form F-1 unless otherwise specified.

General

1.	We note your responses to our prior comment 1. Prior to the planned effectiveness of the Company’s Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. Also, please include a currently dated consent of the independent registered public accounting firm as an exhibit to the filing when you file your F-1 registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that KPMG LLP (“KPMG”) will remove the restrictive legend included on its report prior to the effectiveness of the Registration Statement and after the stock split referred to in note 10(b) of the Notes to the Consolidated Financial Statements has been effected. The Company will include a currently dated consent of KPMG when the Registration Statement is filed.

Securities and Exchange Commission

October 15, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-based Compensation, page 60

2.	We note your response to our prior comment 3. Once the IPO price is determined, please revise your discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

RESPONSE: The Company will revise its discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price once the IPO price is determined.

3.	We note your response to our prior comment 4. As previously noted, given that WL Ross & Co. LLC was your principal shareholder at the time of this transaction, we do not necessarily believe that their purchase of your restricted shares provides an objective independent basis for valuing your common shares. Furthermore, it is generally staff position that illiquidity discounts in excess of 15% should not be used in valuing stock–based compensation grants unless there are substantive long-term restrictions impacting the marketability of the underlying shares. Unless there is objective evidence to justify such substantive long-term restrictions, please revise accordingly.

RESPONSE: We acknowledge the Staff’s comment and will include the following disclosure in the next amendment to the Registration Statement at the end of the penultimate paragraph on page 60:

“If we had applied an illiquidity discount of 15% in using such methodology, the resulting fair value per share would have been approximately $10.63 on a post-split basis. Because the number of restricted shares granted in March and April 2013 was in the aggregate less than 0.25% of the shares outstanding prior to such grants, if we underestimated the fair market value per share by $0.63, the added compensation expense would be less than $65,000. The effect on compensation expense for each $1.00 of hypothetical estimation of fair market value would be approximately $100,000.”

A compensation expense charge of $64,674 would represent approximately 0.34% of the Company’s net income for the six months ended June 30, 2013. As a result of the immateriality of the impact of recognition of such compensation expense, the Company does not believe that a restatement of its financial statements is necessary or appropriate.

In addition, in furtherance of our conversation with the Staff on October 11, 2013, we submit the following additional information in support of our prior assertions that the price used in the contemporaneous issuance to WL Ross & Co. LLC (“WLR”) and others of $10.00 per share was the best evidence to support the $10.00 per share values of the Company’s March 2013 and April 2013 restricted share grants.

Securities and Exchange Commission

October 15, 2013

At the time of the February 2013 issuance to WLR, the Board of Directors of the Company consisted of eight members, six of whom were unaffiliated with WLR and were elected by the Company’s shareholders prior to the initial investment by WLR in the Company in October 2012. As such, the negotiated $10.00 per share purchase price relating to the February 2013 issuance was approved by a Board of Directors, the majority of which were unaffiliated with WLR. Accordingly, the Company believes that such per share purchase price was determined on an arm’s length basis.

Changes in Accountants, page 142

4.	We note your response to our prior comment 8. Please file the letters from MSPC and Grassi as Exhibit 16 to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

RESPONSE: The Company confirms that the letter from MSPC and the letter from Grassi, each addressed to the SEC with respect to the change in accountants, will be filed as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

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Securities and Exchange Commission

October 15, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours,

NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)